Exhibit 4.10

FOR IMMEDIATE RELEASE	Contact:	James Cline SVP & Chief Financial Officer 540-542-6300 Harriet Fried LHA 212-838-3777

Trex Company Completes Debt Refinancing

New Credit Facility Strengthens Company’s Capital Structure

WINCHESTER, Va. – Nov. 25, 2014 – Trex Company, Inc. (NYSE: TREX), the world’s largest manufacturer of wood-alternative decking and railing products, has completed an amendment to its senior secured credit facility. The amended cash flow lending facility, obtained through Branch, Banking and Trust Company (BB&T), Citibank, N.A. and Bank of America, N.A., is a seasonal facility providing for a maximum principal amount of $150 million from January through June and $100 million from July through December. With more favorable borrowing rates and a maturity of November 2019, the new facility strengthens the Company’s capital structure.

Trex Chairman, President and CEO Ronald W. Kaplan remarked, “Our new credit facility will reduce our overall borrowing costs, give us additional borrowing capacity and provide the optimal capital structure to execute our strategic objectives. We view our financial profile as a competitive strength. In addition to enabling us to capitalize on positive debt market conditions, the larger credit facility will allow us to be more capable and nimble as we pursue strategic opportunities.”

About Trex Company

Trex Company is the world’s largest manufacturer of wood-alternative decking and railing, with more than 20 years of product experience. Stocked in more than 6,700 retail locations throughout the world, Trex® outdoor living products offer a wide range of style options with fewer ongoing maintenance requirements than wood, as well as a truly environmentally responsible choice. For more information, visit trex.com.